Exhibit 99.2

Deloitte LLP 410 W. Georgia Street Vancouver BC V6B 0S7 Canada Tel: 604-669-4466 Fax: 604-685-0395 www.deloitte.ca

May 20, 2026

To:

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

Manitoba Securities Commission

Ontario Securities Commission

Autorité des marchés financiers

Financial and Consumer Services Commission of New Brunswick

Superintendent of Securities, Department of Justice and Public Safety, Prince Edward Island

Nova Scotia Securities Commission

Office of the Superintendent of Securities, Service NL

Northwest Territories Office of the Superintendent of Securities

Office of the Yukon Superintendent of Securities

Superintendent of Securities, Nunavut

Dear Sirs/Mesdames:

RE: Notice of Change of Auditors Notice of Equinox Gold Corp. (the “Company”)

As required by subparagraph (6)(a)(ii) of Section 4.11 of National Instrument 51-102, we have reviewed the change of auditor notice of the Company dated May 20, 2026 (the “Notice”), and based on our knowledge of such information at this time, we agree with statements 2 and 3 as they relate to Deloitte LLP and, we have no basis to agree or disagree with statements 1, 4 and 5 contained in the Notice.

Yours truly,

/s/ Deloitte LLP

Chartered Professional Accountants